SIMPSON THACHER & BARTLETT LLP

425 Lexington Avenue

New York, NY 10017

July 11, 2007

Re: BlackRock Funds II (File No. 811-22061)

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549 Attn: Filing Desk

Ladies and Gentlemen:

Enclosed for filing pursuant to Rule 17g-1(g) of the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of BlackRock Funds II (the “Fund”) are the following documents:

•      A copy of the Insurance Binder;

•      A form of the Joint Insured Bond Agreement; and

•                  A  Secretary’s Certificate certifying resolutions regarding the fidelity bond adopted by the Board of Trustees of the Fund.

The premium for the fidelity bond has been paid for the period May 31, 2007 to September 29, 2007.

Any questions or communications should be directed to David Wohl at 212-455-7937.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER &
BARTLETT LLP

cc: Brian P. Kindelan, (BlackRock Advisors, LLC)

INSURANCE BINDER	71244	FINANCIAL SQUARE • 32 OLD SLIP • NEW YORK, NY 10005
(212) 344-2444 • (800) 221-5830
TELEX: 222792 • CABLE: CRYSTINSCOS
TELECOPIER: (212) 425-7017

Insured’s	BlackRock Funds	Date Typed 06/28/07
Mailing	40 East 52nd Street	By:	krl/71244
Address	New York, NY 10022	A/E:	RDN
Insured’s No.
		Telephone Confirmation	☐

Company	Vigilant Insurance Company	Date
or	c/o Chubb	With Whom
Agency	55 Water Street
New York, NY 10041

New Order ☐ Endorsement ☒ Renewal ☐ Rewrite ☐ Information Only ☐		Inception or Effective Date 09/29/06
Name (if different from mailing address)		Expiration	09/29/07
		Policy No.	81622036
		Company	Vigilant Insurance Company

Location(s) (if different from mailing address)		Prepaid	☐
		Installment	☐
Premium

Type of Coverage - Registered Management Investment Company Bond

Specifications -	It is hereby understood and agreed, that the following Fund will be added to the above referenced policy as Additional Named Insured as of May 31, 2007:

Additional Named Insured:

BlackRock Funds II

This binder shall supersede and cancel our previous Binder No. 71013. All other terms and conditions shall remain unchanged.

Mortgagee ☐ Loss Payee ☐ Additional Insured ☐ Other ☐

Enclosure ☐

The undersigned company agrees, for its respective interests only and to the extent respectively indicated to effect insurance or changes as set forth.  This agreement is binding for account of the Assured until acceptance of satisfactory policy and/or endorsement and/or term agreed to by Frank Crystal & Co., Inc.  This Binder is issued for a period of 60 days and automatically will be extended for additional consecutive periods of 60 days until acceptance of the Policy, Bond, and/or Endorsement by the Assured.

Remarks ☐

For Frank Crystal & Co., Inc.	Name of Underwriter:
Refer to: Robert Duran	(Print or Type) Lisa Friscia
Signature Original Signature on File with Frank Crystal & Co., Inc.

Admitted ☒ Non-Admitted ☐	For (Insurance Company) Vigilant Insurance Company
	Date Signed	/s/ Lisa Friscia

JOINT INSURED BOND AGREEMENT BY AND AMONG

THE SEPARATE INVESTMENT PORTFOLIOS

OF

BLACKROCK FUNDSSM,

BLACKROCK BOND ALLOCATION TARGET SHARES

AND

BLACKROCK FUNDS II

JOINT INSURED BOND AGREEMENT, dated as of May 31, 2007, by and among the separate investment portfolios (each a “Portfolio”) of BlackRock Funds (“BR Funds”), BlackRock Bond Allocation Target Shares (“BATS”) and BlackRock Funds II (“BFII”) listed on Exhibit A attached hereto, as the same may be amended from time to time.

The parties hereto are separate investment portfolios of BR Funds, BATS and BFII, each a managed investment company registered under the Investment Company Act of 1940, as amended (the “Act”).  By the terms of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Act, the parties are required to provide and to maintain in effect a bond against larceny and embezzlement by their officers and employees.  By the terms of such rule the parties are authorized to secure a joint insured bond that names all of the parties as insureds.

A majority of the Board of Trustees of each of BR Funds, BATS and BFII who are not “interested persons” as defined in Section 2(a)(19) of the Act have given due consideration (with respect to each Portfolio) to all factors relevant to the form, amount and ratable allocation of premiums of such a joint insured bond, and the majority of such trustees have approved the amount, type, form and coverage of the bond and the portion of the premium payable with respect to each Portfolio.

The Board of Trustees of each of BR Funds, BATS and BFII has determined that the allocation of the proceeds payable under the joint insured bond as set forth herein (which takes into account the minimum amount of bond required for each party by Rule 17g-1 if it maintained a single insured bond) is equitable with respect to each Portfolio.

Accordingly, the parties, in consideration of the mutual covenants and promises contained herein, agree as follows:

1.             Intention to Procure Bond.  The parties will continue to procure from a reputable fidelity company a joint insured bond insuring each against larceny and embezzlement of its securities and funds by such of its officers and employees who may, singly or jointly with others, have access, directly or indirectly, to such securities or funds.

The bond shall name each of the parties as an insured, and shall comply with the requirements for such bonds established by Rule 17g-1.

2.             Amount.  The bond shall be in the amount based upon the total assets of each party, which are equal to or in excess of the minimum coverages required for each of the parties under Rule 17g-1.

3.             Ratable Allocation of Premium.  Each party will pay the percentage of the premium due under the bond which is proportionate to the coverage as described in Paragraph 2.

4.             Ratable Allocation of Proceeds.

(a)  If more than one of the parties is damaged in a single loss for which recovery is received under the joint insured bond, each such party shall receive that portion of the recovery which represents the loss sustained by that party, unless the recovery is inadequate fully to indemnify each such party sustaining a loss.

(b)  If the recovery is inadequate fully to indemnify each such party sustaining a loss, the recovery shall be allocated among such parties as follows:

(i)  Each party sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or the amount of coverage maintained by such party as set forth under Paragraph 2.

(ii) The remaining portion of the proceeds shall be allocated to each party sustaining a loss not fully covered by the allocation under subparagraph (i) in the proportion that each such party’s gross assets as of the end of its fiscal quarter preceding the loss bears to the sum of the gross assets of all such parties.  If such allocation would result in any party sustaining a loss receiving a portion of the recovery in excess of the loss actually sustained by such party, the aggregate of such excess portions shall be allocated among the other parties whose losses would not be fully indemnified in the same proportion as each such party’s gross assets bear to the sum of the gross assets of all parties entitled to receive a share of the excess (both determined as of the fiscal quarter of each party preceding the loss).  Any allocation in excess of a loss actually sustained by any such party shall be reallocated in the same manner.

5.             Claims and Settlements.  Each party shall, within five days after making any claim under the bond, provide every other party with written notice of the amount and nature of such claim.  Each party effecting a settlement of any claim shall, within five days after the settlement, provide the other parties with written notice of the terms of settlement of any claim by such party made under the bond.  In the event that two or more parties shall agree to a settlement of a claim made under the bond with respect to a single loss, notice of the settlement shall also include calculation of the amounts to be received under Paragraph 4 hereof.  The officer to each party designated as responsible for filing notices required by paragraph (c) of Rule 17g-1 under the Act shall give and receive any notice required hereby.

6.             Modification and Amendments.  If a party shall determine that the coverage required by Rule 17g-1 for such party has changed, or that the amount of the total coverage allocated to such party should otherwise be modified, it shall so notify the other parties setting forth the modification which it believes to be appropriate, and the proposed treatment of any increased or return premium.

Within 60 days after such notice, the parties shall seek the approval required by Rule 17g-1, and if approvals are obtained, shall effect an amendment to this Agreement and the bond.  Any party may terminate this Agreement (except with respect to losses occurring prior to such withdrawal) by giving at least 60 days’ written notice to the other parties.  The party terminating the Agreement shall thereafter be removed as a named insured in accordance with Rule 17g-1 and the party shall be entitled to receive pro rata portion of any return of premium paid to the insurance company.

7.                                       No Assignment.  This Agreement is not assignable.

8.                                       Counterparts.  This Agreement may be executed in any number of counterparts which together shall constitute a single instrument.

9.                                       Release.  “BlackRock Funds” and “Trustees of BlackRock Funds” refer respectively to the trust created and the Trustees, as trustees but not individually or personally, acting from time to time under a Declaration of Trust dated December 22, 1988 which is hereby referred to and a copy of which is on file at the office of the State Secretary of the Commonwealth of Massachusetts and at the principal office of the Fund.  The obligations of “BlackRock Funds” entered into in the name or on behalf thereof by any of the Trustees, officers, representatives or agents are made not individually, but in such capacities, and are not binding upon any of the Trustees, shareholders, officers, representatives or agents of the Fund personally, but bind only the Trust Property (as defined in the Declaration of Trust), and all persons dealing with any class of shares of the Fund must look solely to the Trust Property belonging to such class for the enforcement of any claims against the Fund.

“BlackRock Funds II” and “Trustees of BlackRock Funds II” refer respectively to the trust created and the Trustees, as trustees but not individually or personally, acting from time to time under a Declaration of Trust dated April 26, 2007 which is hereby referred to and a copy of which is on file at the office of the State Secretary of the Commonwealth of Massachusetts and at the principal office of the Fund.  The obligations of “BlackRock Funds II” entered into in the name or on behalf thereof by any of the Trustees, officers, representatives or agents are made not individually, but in such capacities, and are not binding upon any of the Trustees, shareholders, officers, representatives or agents of the Fund personally, but bind only the Trust Property (as defined in the Declaration of Trust), and all persons dealing with any class of shares of the Fund must look solely to the Trust Property belonging to such class for the enforcement of any claims against the Fund.

IN WITNESS WHEREOF, each of BR Funds, BATS and BFII has caused this instrument to be executed on behalf of each Portfolio by its duly authorized representative as of the date first above written.

BLACKROCK FUNDS,
on behalf of each of the
Portfolios listed on
Exhibit A hereto

By:
Name:
Title:

BLACKROCK BOND ALLOCATION TARGET SHARES,
on behalf of each of the
Portfolios listed on
Exhibit A hereto

By:
Name:
Title:

BLACKROCK FUNDS II,
on behalf of each of the
Portfolios listed on
Exhibit A hereto

By:
Name:
Title:

EXHIBIT A

The Portfolios of BlackRock Funds are as follows:

•                  Money Market Portfolio

•                  U.S. Treasury Money Market Portfolio

•                  Municipal Money Market Portfolio

•                  Virginia Municipal Money Market Portfolio

•                  New Jersey Municipal Money Market Portfolio

•                  Ohio Municipal Money Market Portfolio

•                  Pennsylvania Municipal Money Market Portfolio

•                  North Carolina Municipal Money Market Portfolio

•                  Asset Allocation Portfolio

•                  Index Equity Portfolio

•                  Small Cap Value Equity Portfolio

•                  Small Cap Growth Equity Portfolio

•                  Investment Trust

•                  Mid-Cap Value Equity Portfolio

•                  Mid-Cap Growth Equity Portfolio

•                  International Opportunities Portfolio

•                  U.S. Opportunities Portfolio

•                  Global Science & Technology Opportunities Portfolio

•                  Core Equity Portfolio

•                  Small Cap Core Equity Portfolio

•                  Exchange Portfolio

•                  Small/Mid-Cap Growth Portfolio

•                  Aurora Portfolio

•                  Capital Appreciation Portfolio

•                  Health Sciences Opportunities Portfolio

•                  Global Resources Portfolio

•                  All-Cap Global Resources Portfolio

•                  Global Opportunities Portfolio

The Portfolios of BlackRock Bond Allocation Target Shares are as follows:

•                  BATS: Series S Portfolio

•                  BATS: Series C Portfolio

•                  BATS: Series M Portfolio

•                  BATS: Series P Portfolio

•                  BATS: Series I Portfolio

The Portfolios of BlackRock Funds II are as follows:

•                  Enhanced Income Portfolio

•                  Low Duration Bond Portfolio

•                  Intermediate Government Bond Portfolio

•                  Intermediate Bond Portfolio II

•                  Total Return Portfolio

•                  Total Return Portfolio II

•                  Government Income Portfolio

•                  Inflation Protected Bond Portfolio

•                  GNMA Portfolio

•                  Managed Income Portfolio

•                  International Bond Portfolio

•                  High Yield Bond Portfolio

•                  AMT-Free Municipal Bond Portfolio

•                  Ohio Municipal Bond Portfolio

•                  Delaware Municipal Bond Portfolio

•                  Kentucky Municipal Bond Portfolio

•                  Long Duration Bond Portfolio

•                  Strategic Portfolio I

•                  Conservative Prepared Portfolio

•                  Moderate Prepared Portfolio

•                  Growth Prepared Portfolio

•                  Aggressive Growth Prepared Portfolio

•                  Prepared Portfolio 2010

•                  Prepared Portfolio 2015

•                  Prepared Portfolio 2020

•                  Prepared Portfolio 2025

•                  Prepared Portfolio 2030

•                  Prepared Portfolio 2035

•                  Prepared Portfolio 2040

•                  Prepared Portfolio 2045

•                  Prepared Portfolio 2050

BlackRock Funds II

ASSISTANT SECRETARY’S CERTIFICATE

I, Brian P. Kindelan, the duly elected and acting Assistant Secretary of BlackRock Funds II (the “Fund”), hereby certify that the following resolutions regarding the Fund’s fidelity bond were duly adopted by the Board of Trustees of the Fund on May 31, 2007, are in full force and effect and have been so since such date.

RESOLVED, that it is the finding of the Board of Trustees and separately the finding of the Trustees who are not “interested persons” of the Fund under the Investment Company Act of 1940, as amended (the “1940 Act”) that with respect to each Portfolio of the Fund and the Fund as a whole, the Fidelity Bond written by Vigilant Insurance Company (the “Bond”) in the aggregate amount of $10,000,000, covering, among others, officers and employees of the Fund, in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission (the “SEC”) under Section 17(g) of the 1940 Act, is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of each Portfolio of the Fund to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of each Portfolio, the number of other parties named as insured parties under the Bond and the nature of the business activities of those other parties and the nature of the securities held by each Portfolio of the Fund; and

FURTHER RESOLVED, that the premium to be paid by each Portfolio of the Fund and the Fund as a whole under the Bond be, and hereby is, ratified and approved by the Board of Trustees and separately by the Trustees who are not “interested persons” of the Fund under the 1940 Act after having given due consideration to, among other things, the number of other parties insured under the Bond, the nature of the business activities of those other parties, the amount of the Bond, the premium payable by each Portfolio of the Fund, the ratable allocation of the premium among all the parties insured under the Bond, and the extent to which the share of the maximum premium allocated to each Portfolio of the Fund under the Bond is less than the premium that such Portfolio would have had to pay had it maintained a single insured bond; and

FURTHER RESOLVED, that the Bond be, and hereby is, approved by a vote of a majority of the Board of Trustees and separately by the Trustees who are not “interested persons” of the Fund under the 1940 Act; and

FURTHER RESOLVED, that the Secretary, Assistant Secretary, Treasurer and Assistant Treasurer of the Fund be, and each hereby is, designated as the officer responsible for filing the Bond with the SEC and giving notice required under paragraph (g) of the aforementioned Rule 17g-1; and

FURTHER RESOLVED, that the Joint Insured Bond Agreement, as presented at this meeting be, and hereby is, approved with respect to the Portfolios by the Board of Trustees and separately by the Trustees who are not “interested persons” of the Fund under the 1940 Act, with such changes as the officers, with the advice of Fund counsel, may deem necessary or advisable (such determination to be conclusively evidenced by such changes); and

FURTHER RESOLVED, that the officers of the Fund be, and each hereby is, authorized and directed to execute and deliver said Agreement; and

FURTHER RESOLVED, that the appropriate officers of the Fund be, and each of them hereby is, authorized to make any and all payments and to do any and all other acts, in the name of the Fund and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions.

By:	/s/ Brian P. Kindelan
Brian P. Kindelan, Esq.
Assistant Secretary

Dated: July 11, 2007